--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 14D-9/A
          Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)


                 EA ENGINEERING, SCIENCE, AND TECHNOLOGY, INC.
                            (Name of Subject Company)

                               ----------------

                 EA ENGINEERING, SCIENCE, AND TECHNOLOGY, INC.
                      (Name of Person(s) Filing Statement)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                               ----------------

                                  000267911105
                      (CUSIP Number of Class of Securities)

                             FRANK J. AQUINO, ESQ.
                 Vice President, General Counsel and Secretary
                 EA Engineering, Science, and Technology, Inc.
                              11019 McCormick Road
                           Hunt Valley, Maryland 21031

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

This Amendment No. 1 (this "Amendment") amends the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") initially filed on August 1, 2001 by EA Engineering, Science, and Technology, Inc., a Delaware Corporation (the "Company"), and relates to the offer by EA Engineering Acquisition Corporation, (the "Purchaser"), a Delaware corporation and a direct wholly owned subsidiary of EA Engineering Holdings, LLC (the "Parent"), a Delaware limited liability company, to purchase all of the issued and outstanding shares of the Company's Common Stock at a price of $1.60 per share of Common Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 1, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were previously filed with the SEC, along with the Schedule TO (and any amendments thereto), as Exhibits (a)(1) and (a)(2), respectively. This Amendment is being filed by the Company.

Except as otherwise indicated, the information set forth in the original
Schedule 14D-9 remains unchanged.

Item 9.     Exhibits

Item 9, Exhibit (a)(7) is amended to correct certain typographical and/or formatting errors contained in the financial tables attached to the fairness opinion of Legg Mason Wood Walker, Incorporated to the Special Committee of the Board of Directors of the Company, dated July 23, 2001 (initially included as Annex A to the Schedule 14D-9). The tables are listed in the Table of Contents under the following numbered headings:
(II) - EA Engineering, Science, and Technology, Inc. Financial Results, and
(III) - EA Engineering, Science, and Technology, Inc. Valuation Analysis

The modifications made to Sections II and III by this amendment do not represent any substantive changes to Sections II and III as initially filed.

Item 9, Exhibit (a)(7) - Sections II and III are replaced in their entirety by the materials attached hereto as Exhibit (a)(7A).

Exhibit No.       Description

(a)(7A). Revised Sections II and III of the attachments to the written opinion of Legg Mason Wood Walker, Incorporated to the Special Committee of the Board of Directors of the Company, dated July 23, 2001(initially included as Annex A to the Schedule 14D-9).



                                    SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          EA Engineering, Science, and
                                           Technology, Inc.

                                                    /s/ Frank J. Aquino
                                          By: _________________________________
                                                     Frank J. Aquino
                                           Vice President, General Counsel and
                                                        Secretary

      II. EA Engineering, Science, and Technology, Inc. Financial Results

Historical Financial Results
                 EA ENGINEERING, SCIENCE, AND TECHNOLOGY, INC.

                                  BALANCE SHEET
                                  ($ thousands)

                                         As of August 31,                           As of May 31,
                          ------------------------------------------------------   ----------------
                               1998               1999               2000               2001
                          ----------------   ----------------   ----------------   ----------------
         Assets
         ------
Current assets:
 Cash and cash
  equivalents...........  $ 1,850.2    8.4 % $ 1,963.0    8.7 % $ 1,663.7    6.5 % $ 1,550.5    6.7 %
 Accounts receivable,
  net...................    7,479.1   33.8     8,679.6   38.3    10,829.2   42.4     8,714.6   37.4
 Costs and estimated
  earnings in excess of
  billings on
  uncompleted
  contracts.............    4,279.1   19.3     5,176.0   22.8     6,027.7   23.6     5,631.4   24.2
 Refundable income
  taxes.................      407.6    1.8         --     --          --     --          --     --
 Prepaid expenses and
  other.................      694.8    3.1       636.7    2.8       377.2    1.5       566.0    2.4
 Deferred income taxes..      373.3    1.7       597.8    2.6       311.9    1.2       311.9    1.3
 Net assets from
  discontinued
  operations............    1,468.2    6.6         --     --          --     --          --     --
                          ---------  -----   ---------  -----   ---------  -----   ---------  -----
 Total current assets...   16,552.3   74.8    17,053.1   75.2    19,209.7   75.3    16,774.4   72.0
Property and equipment,
 at cost:
 Furniture, fixtures and
  equipment.............    8,797.4   39.7     8,920.6   39.4     9,816.5   38.5    10,248.1   44.0
 Leasehold
  improvements..........      984.6    4.4     1,031.7    4.6     1,039.1    4.1     1,078.0    4.6
                          ---------  -----   ---------  -----   ---------  -----   ---------  -----
 Total property and
  equipment, at cost....    9,782.0   44.2     9,952.3   43.9    10,855.6   42.5    11,326.1   48.6
Less accumulated
 depreciation and
 amortization...........   (8,719.1) (39.4)   (9,102.9) (40.2)   (9,344.0) (36.6)   (9,657.9) (41.5)
Net property and
 equipment from
 discontinued
 operations.............      718.2    3.2         --     --          --     --          --     --
                          ---------  -----   ---------  -----   ---------  -----   ---------  -----
 Net property and
  equipment.............    1,781.1    8.0       849.4    3.7     1,511.6    5.9     1,668.2    7.2
Other assets:
 Deferred income taxes..    2,659.5   12.0     3,451.0   15.2     3,586.5   14.1     3,711.9   15.9
 Other assets...........    1,147.3    5.2     1,310.5    5.8     1,207.9    4.7     1,140.3    4.9
                          ---------  -----   ---------  -----   ---------  -----   ---------  -----
 Total other assets.....    3,806.8   17.2     4,761.5   21.0     4,794.4   18.8     4,852.2   20.8
                          ---------  -----   ---------  -----   ---------  -----   ---------  -----
 Total assets...........  $22,140.2  100.0 % $22,664.0  100.0 % $25,515.7  100.0 % $23,294.8  100.0 %
                          =========  =====   ========== =====   =========  =====   =========  =====
    Liabilities and
  Stockholders' Equity
  ---------------------
Current liabilities:
 Accounts payable.......  $ 4,494.3   20.3 % $ 3,555.3   15.7%  $ 5,673.2   22.2%  $ 5,679.6   24.4%
 Accrued expenses.......      553.1    2.5     1,443.2    6.4       459.8    1.8        72.1    0.3
 Accrued salaries, wages
  and benefits..........    2,120.8    9.6     2,228.4    9.8     2,320.8    9.1     1,970.4    8.5
 Current portion of
  long-term debt........      330.9    1.5        87.5    0.4         --     --          --     --
 Current portion of
  capital lease
  obligation............        --     --          --     --         44.7    0.2        18.5    0.1
 Billings in excess of
  costs and estimated
  earnings on uncompleted
  contracts.............      246.7    1.1       407.8    1.8     1,872.5    7.3       911.7    3.9
                          ---------  -----   ---------  -----   ---------  -----   ---------  -----
 Total current
  liabilities...........    7,745.8   35.0     7,722.2   34.1    10,371.0   40.6     8,652.3   37.1
Long-term debt:
 Capital lease
  obligation, net of
  current portion.......        --     --          --     --        187.3    0.7       326.2    1.4
 Long-term debt, net of
  current portion.......    1,348.9    6.1     3,326.2   14.7     3,486.1   13.7     3,256.1   14.0
                          ---------  -----   ---------  -----   ---------  -----   ---------  -----
 Total liabilities......    9,094.7   41.1    11,048.4   48.7    14,044.4   55.0    12,234.6   52.5
Stockholders' equity:
 Common stock...........       62.9    0.3        63.4    0.3        63.8    0.3        64.1    0.3
 Preferred stock........        --     --          --     --          --     --          --     --
 Capital in excess of
  par value.............   11,049.3   49.9    11,108.3   49.0    11,149.7   43.7    11,184.2   48.0
 Treasury stock.........        --     --          --     --       (491.3)  (1.9)     (614.6)  (2.6)
 Notes receivable from
  stockholders..........     (119.0)  (0.5)      (78.0)  (0.3)        --     --          --     --
 Retained earnings......    2,052.3    9.3       521.9    2.3       749.1    2.9       426.5    1.8
                          ---------  -----   ---------  -----   ---------  -----   ---------  -----
 Total stockholders'
  equity................   13,045.5   58.9    11,615.6   51.3    11,471.3   45.0    11,060.2   47.5
                          ---------  -----   ---------  -----   ---------  -----   ---------  -----
 Total liabilities and
  stockholders'.........  $22,140.2  100.0 % $22,664.0  100.0 % $25,515.7  100.0 % $23,294.8  100.0 %
                          =========  =====   =========  =====   =========  =====   =========  =====

--------
Source: Company financial statements

                 EA ENGINEERING, SCIENCE, AND TECHNOLOGY, INC.

                          INCOME STATEMENT, AS RESTATED
                                  ($ thousands)

                                                                                                      For the twelve
                                       For the years ended August 31,                                  months ended
                     -----------------------------------------------------------------------------       May 31,
                           1997                1998                1999                2000                2001
                     -----------------   -----------------   -----------------   -----------------   -----------------
Total revenue:.....  $ 68,189.0  182.1 % $ 52,237.4  147.9 % $ 48,727.6  142.7 % $ 60,867.6  172.9 % $ 59,650.3  175.6 %
 Less--
  subcontractor
  costs............   (20,488.6) (54.7)   (11,003.0) (31.2)    (8,904.3) (26.1)   (19,399.0) (55.1)   (20,026.5) (58.9)
 Less--other direct
  project costs....   (10,257.6) (27.4)    (5,914.5) (16.7)    (5,676.4) (16.6)    (6,273.0) (17.8)    (5,651.1) (16.6)
                     ----------  -----   ----------  -----   ----------  -----   ----------  -----   ----------  -----
 Net revenue.......    37,442.8  100.0     35,319.9  100.0     34,146.9  100.0     35,195.6  100.0     33,972.7  100.0
Operating costs and
 expenses:
 Direct salaries
  and other
  operating........    33,344.2   89.1     26,935.3   76.3     26,199.4   76.7     27,595.8   78.4     27,570.1   81.2
 Sales, general and
  administrative...     7,961.1   21.3      8,832.7   25.0      8,042.5   23.6      6,964.4   19.8      6,670.4   19.6
 Restructuring
  charges..........     3,000.1    8.0          --     --       2,132.6    6.2          --     --           --     --
 Gain on "key
  employee" life
  insurance........         --     --        (261.1)  (0.7)         --     --           --     --           --     --
                     ----------  -----   ----------  -----   ----------  -----   ----------  -----   ----------  -----
 Total operating
  expenses.........    44,305.4  118.3     35,506.9  100.5     36,374.5  106.5     34,560.2   98.2     34,240.5  100.8
                     ----------  -----   ----------  -----   ----------  -----   ----------  -----   ----------  -----
Income (loss) from
 operations........    (6,862.6) (18.3)      (187.0)  (0.5)    (2,227.6)  (6.5)       635.4    1.8       (267.8)  (0.8)
Interest expense...      (378.7)  (1.0)      (220.5)  (0.6)      (268.6)  (0.8)      (355.5)  (1.0)      (433.7)  (1.3)
Interest income....        91.6    0.2         98.8    0.3         88.1    0.3         97.7    0.3         91.4    0.3
                     ----------  -----   ----------  -----   ----------  -----   ----------  -----   ----------  -----
Income before
 income taxes......    (7,149.7) (19.1)      (308.7)  (0.9)    (2,408.1)  (7.1)       377.6    1.1       (610.1)  (1.8)
Provision (benefit)
 for income taxes..    (2,534.4)  (6.8)      (130.9)  (0.4)      (961.4)  (2.8)       150.4    0.4       (191.0)  (0.6)
                     ----------  -----   ----------  -----   ----------  -----   ----------  -----   ----------  -----
Net income (loss)
 from continuing
 operations........    (4,615.3) (12.3)      (177.8)  (0.5)    (1,446.7)  (4.2)       227.2    0.6       (419.1)  (1.2)
Income (loss) from
 operations of
 discounted segment
 (net of tax)......      (792.3)  (2.1)       (62.3)  (0.2)       (83.7)  (0.2)         --     --           --     --
                     ----------  -----   ----------  -----   ----------  -----   ----------  -----   ----------  -----
Net income (loss)..  $ (5,407.6) (14.4)% $   (240.1)  (0.7)% $ (1,530.4)  (4.5)% $    227.2    0.6 % $   (419.1)  (1.2)%
                     ==========  =====   ==========  =====   ==========  =====   ==========  =====   ==========  =====
Depreciation and
 amortization......  $  1,427.1    3.8 % $  1,162.2    3.3 % $    418.8    1.2 % $    324.4    0.9 % $    353.3    1.0 %
EBITDA.............  $ (5,435.5) (14.5)% $    975.2    2.8 % $ (1,808.8)  (5.3)% $    959.8    2.7 % $     85.5    0.3 %

--------
Source: Company financial statements

                 EA ENGINEERING, SCIENCE, AND TECHNOLOGY, INC.

                             STATEMENT OF CASH FLOWS
                                  ($ thousands)

                                                                     For the nine
                              For the years ended August 31,         months ended
                          -----------------------------------------    May 31,
                            1997       1998       1999       2000        2001
                          ---------  ---------  ---------  --------  ------------
Cash flows from (used
 for) operating
 activities:
 Net income (loss)......  $(5,407.6) $  (240.1) $(1,530.4) $  227.2    $ (322.6)
 Noncash expenses
  included in net income
  (loss):
 Depreciation and
  amortization..........    1,427.1    1,162.2      418.8     324.4       353.3
 Writedown of notes
  receivable from
  stockholders .........      141.0       41.0       41.0      16.4         --
 Loss from operations of
  discontinued segment .        --         --       119.0       --          --
 Provision for losses on
  accounts receivable...      339.1      130.5      243.5     344.3       201.1
 Loss (gain) on disposal
  of fixed assets.......        3.0      (56.5)      48.0     (37.8)      (14.7)
 Gain on disposal of
  discontinued segment..        --         --       (35.3)      --          --
 Provision for
  restructuring.........    3,000.1        --     2,132.6       --          --
 Deferred income taxes..   (1,309.8)    (128.9)    (960.2)    150.4      (125.4)
 Changes in operating
  assets and
  liabilities:
 (Increase) decrease in
  accounts receivable...    2,854.8      924.9   (1,444.0) (2,493.9)    1,913.5
 (Increase) decrease in
  costs and estimated
  earnings in excess of
  billings on
  uncompleted
  contracts.............    6,828.4      635.4     (896.9)   (851.7)      396.3
 (Increase) decrease in
  prepaid expenses and
  other assets..........      455.7     (194.2)    (105.1)    362.1      (121.2)
 Increase (decrease) in
  accounts payable and
  accrued expenses......   (3,512.0)  (2,433.5)  (2,073.9)  1,226.9      (731.7)
 Refundable income
  taxes.................   (1,883.9)   1,476.3      407.6       --          --
 Increase (decrease) in
  billings in excess of
  costs and estimated
  earnings on
  uncompleted
  contracts.............     (685.5)    (265.5)     161.1   1,464.7      (960.8)
                          ---------  ---------  ---------  --------    --------
  Net cash flows (used
   for) from operating
   activities...........  $ 2,250.4  $ 1,051.6  $(3,474.2) $  733.0    $  587.8
Cash flows from (used
 for) investing
 activities:
 Purchase of equipment..  $  (747.7) $  (546.5) $  (487.3) $ (738.4)   $ (355.8)
 Proceeds from sales of
  discontinued
  operations............        --         --     1,908.5       --          --
 Proceeds from sale of
  fixed assets..........       44.1       58.0        --       46.6        26.5
                          ---------  ---------  ---------  --------    --------
  Net cash flows from
   (used for) investing
   activities...........  $  (703.6) $  (488.5) $ 1,421.2  $ (691.8)   $ (329.3)
Cash flows from (used
 for) financing
 activities:
 Net borrowings from
  revolving line of
  credit................  $   481.2  $  (566.3) $ 2,064.8  $  159.9    $ (230.0)
 Proceeds from issuance
  of common stock.......      106.5      147.6       59.5      41.8        34.8
 Reduction of long-term
  debt and short-term
  borrowings............     (810.3)    (626.0)    (330.9)    (87.5)        --
 Issuance of notes
  receivable to
  stockholders..........     (301.0)       --         --        --          --
 Purchase of treasury
  stock ................        --         --         --     (429.7)     (123.3)
 Repayment of capital
  lease obligations             --         --         --      (25.0)      (53.2)
                          ---------  ---------  ---------  --------    --------
  Net cash flows from
   (used for) financing
   activities...........  $  (523.6) $(1,044.7) $ 1,793.4  $ (340.5)   $ (371.7)
Cash provided by
 discontinued
 operations.............  $     --   $     --   $   372.4  $    --     $    --
                          ---------  ---------  ---------  --------    --------
Net increase (decrease)
 in cash and cash
 equivalents............  $ 1,023.2  $  (481.6) $   112.8  $ (299.3)   $ (113.2)
Cash and cash
 equivalents, beginning
 of period..............    1,308.6    2,331.8    1,850.2   1,963.0     1,663.7
                          ---------  ---------  ---------  --------    --------
Cash and cash
 equivalents, end of
 period.................  $ 2,331.8  $ 1,850.2  $ 1,963.0  $1,663.7    $1,550.5
                          =========  =========  =========  ========    ========

--------
Source: Company financial statements

                 EA ENGINEERING, SCIENCE, AND TECHNOLOGY, INC.

                           PROJECTED INCOME STATEMENT
                                  ($ thousands)

                                                   For the years ending August 31,
                         ----------------------------------------------------------------------------------------------
                               2001                2002               2003               2004               2005
                         -----------------   -----------------  -----------------  -----------------  -----------------
Total revenue:.........  $ 54,436.0  162.6%  $ 53,860.0  151.8% $ 56,123.0  151.1% $ 59,760.0  153.3% $ 62,895.0  153.3%
  Less--subcontractor
   and other direct
   project costs ......   (20,965.0) (62.6)   (18,383.0) (51.8)  (18,981.0) (51.1)  (20,774.0) (53.3)  (21,880.0) (53.3)
                         ----------  -----   ----------  -----  ----------  -----  ----------  -----  ----------  -----
  Net revenue..........    33,471.0  100.0     35,477.0  100.0    37,142.0  100.0    38,986.0  100.0    41,015.0  100.0
Operating costs and
 expenses:
  Direct labor.........    11,415.0   34.1     12,454.0   35.1    12,984.0   35.0    13,742.0   35.2    14,454.0   35.2
  Total indirect
   costs...............    22,247.0   66.5     21,880.0   61.7    22,543.0   60.7    23,009.0   59.0    23,655.0   57.7
                         ----------  -----   ----------  -----  ----------  -----  ----------  -----  ----------  -----
   Total operating
    expenses...........    33,662.0  100.6     34,334.0   96.8    35,527.0   95.7    36,751.0   94.3    38,109.0   92.9
                         ----------  -----   ----------  -----  ----------  -----  ----------  -----  ----------  -----
Income (loss) from
 operations............      (191.0)  (0.6)     1,143.0    3.2     1,615.0    4.3     2,235.0    5.7     2,906.0    7.1
Interest expense.......      (352.0)  (1.1)      (370.0)  (1.0)     (370.0)  (1.0)     (370.0)  (0.9)     (370.0)  (0.9)
                         ----------  -----   ----------  -----  ----------  -----  ----------  -----  ----------  -----
Income before income
 taxes.................      (543.0)  (1.6)       773.0    2.2     1,245.0    3.4     1,865.0    4.8     2,536.0    6.2
Provision (benefit) for
 income taxes..........      (152.0)  (0.5)       309.2    0.9       497.9    1.3       745.9    1.9     1,014.4    2.5
                         ----------  -----   ----------  -----  ----------  -----  ----------  -----  ----------  -----
Net income (loss)......  $   (391.0)  (1.2)% $    463.8    1.3% $    747.1    2.0% $  1,119.1    2.9% $  1,521.6    3.7%
                         ==========  =====   ==========  =====  ==========  =====  ==========  =====  ==========  =====
Depreciation and
 amortization..........  $    474.0    1.4 % $    575.0    1.6% $    600.0    1.6% $    625.0    1.6% $    650.0    1.6%
EBITDA.................  $    283.0    0.8 % $  1,718.0    4.8% $  2,215.0    6.0% $  2,860.0    7.3% $  3,556.0    8.7%

-----
Source: Projections prepared by the Company

     III. EA Engineering, Science, and Technology, Inc. Valuation Analysis

Public Comparables Valuation

  EA ENGINEERING, SCIENCE, AND TECHNOLOGY, INC.--COMPARABLE COMPANY ANALYSIS
                 Assumed cash purchase price per share: $1.60

                    ($ in millions, except per share data)

 Financial Summary

                                         Stock
                                         Price     52-Week 52-Week   Shares    Market Preferred Total           Enterprise
Ticker           Company Name           7/23/01     High     Low   Outstanding  Cap    Equity    Debt  Cash       Value
------  ------------------------------- -------    ------- ------- ----------- ------ --------- ------ -----    ----------
EEI     Ecology and Environment, Inc... $ 7.91     $ 9.30  $ 5.75      4.1     $ 32.4   $ --    $  0.1 $ 9.5     $   23.0
ITX     The IT Group, Inc..............   7.55       7.50    3.38     22.0      166.0     6.7    676.8  14.5        834.9
BKR     Michael Baker Corp.............  14.20      14.00    6.19      8.3      117.9     --       2.3   8.7        111.5
TTEK    Tetra Tech, Inc................  23.00      37.56   17.00     40.7      935.1     --     130.2  12.4      1,052.9
URS     URS Corp.......................  24.96      27.94   10.75     17.7      440.7   115.4    637.0   9.3      1,183.8
VSR     Versar, Inc....................   2.72       2.50    1.50      6.5       17.6     --       4.4   0.1         21.9
        ------------------------------- ------     ------  ------     ----     ------  ------   ------ -----     --------
EACO    EA Engineering, Science, and... $ 1.60(1)  $ 1.63  $ 0.69      5.8     $  9.3  $  --    $  3.6 $ 2.4(2)  $   10.5

        5 Yr.
        Proj.       2001 E     2002 P
Ticker  Growth       EPS        EPS
------  ----------- ---------- --------
EEI       NA%          NA         NA
ITX      10.0        0.85       1.05
BKR        NA        1.30       1.55
TTEK     21.7        1.11       1.37
URS      15.0        2.46       2.72
VSR        NA          NA         NA
        ----------- ---------- --------
EACO     46.3%(3)   (0.07)(4)   0.08(4)

 Performance Summary

                                                                                             Enterprise Value to:
                                                                                             -------------------------
                                                        TTM Net      TTM
Ticker                   Company Name                   Revenue     EBITDA TTM NI  TTM EPS   TTM Rev.      TTM EBITDA
------                   ------------                   --------    ------ ------  --------  ---------     -----------
EEI     Ecology and Environment, Inc................... $   74.7    $  4.3 $  1.5  $   0.36        0.3x            5.3x
ITX     The IT Group, Inc..............................  1,463.6(5)  101.0   (7.0)    (0.30)       0.6             8.3
BKR     Michael Baker Corp.............................    375.0(5)   19.0    6.1      0.74        0.3             5.9
TTEK    Tetra Tech, Inc................................    676.9      97.3   44.7      1.06        1.6(6)         10.8(6)
URS     URS Corp.......................................  2,218.9(5)  209.2   44.4      2.33        0.5             5.7
VSR     Versar, Inc....................................     40.0       2.3    0.7      0.10        0.5             9.5
            Stock Price to:         Equity Value to:
        --------------------------- ----------------
        TTM   2001 Est.  2002 Est.   Tangible Book
Ticker  EPS      EPS        EPS          Value
------  ----- ---------- ---------- ----------------
EEI     22.0x     NAx        NAx          0.8x
ITX      NEG     8.9        7.2           NEG
BKR     19.2    10.9        9.2           3.1
TTEK    21.7    20.7(6)    16.8(6)        8.0(6)
URS     10.7    10.1        9.2           NEG
VSR     27.2      NA         NA           3.5

                                                                                     High          1.6x           10.8x
                                                                                     Mean          0.5             6.9
                                                                                     Median        0.5             5.9
                                                                                     Low           0.3             5.3
        ----------------------------------------------- --------    ------ ------  --------  ---------     -----------
EACO    EA Engineering, Science, and Technology, Inc... $   34.0    $  0.1 $(0.4)  $  (0.07)       0.3x          123.4x

        27.2x   20.7x      16.8x          8.0x
        20.2    10.0        8.5           2.4
        21.7    10.1        9.2           3.1
        10.7     8.9        7.2           0.8
        ----- ---------- ---------- ----------------
EACO     NEGx    NEGx      20.0x          1.3x

-----
(1) Assumed cash purchase price per share.
(2) Includes life insurance cash value.
(3) Company estimate of growth from FY2000 through FY2005.
(4) Company estimate.
(5) Total revenue. Company does not report subcontractor costs.
(6) Not included in mean or median calculations.
Source: Company filings, First Call, Bloomberg Financial Markets

Comparable M&A Transactions Valuation

                           Comparable M&A Transactions
                                ($ in millions)

                                           Consideration                           Target Data
                                        ------------------------ -----------------------------------------------------
                         Transaction               Net     Ent.   Net                     Tangible One Week  One Month
 Target/Acquiror       Completion Date  Equity     Debt    Val.   Rev.  EBITDA      NI      Book   Premium    Premium
 ---------------      ----------------- ------    ------  ------ ------ ------    ------  -------- --------  ---------
 Roy F. Weston,            June 4, 2001 $ 50.9    $ 12.3  $ 63.2 $151.7 $ 7.6     $  6.1   $ 49.1    14.7%     13.1%
  Inc. /.........

 American
  Capital                          Transaction Multiple
  Strategies          ------------------------------------------------
  (Going              Ent. Val./ Ent. Val./ Equity Val./  Equity Val./
  Private                Rev.      EBITDA        NI        Tang. Book
 -Transaction)--      ---------- ---------- ------------- ------------
 Roy F. Weston,          0.4x        8.4x        8.3x         1.0x
  Inc. /.........
  American
  Capital
  Strategies
  (Going
  Private
  Transaction)

 GZA                  December 29, 2000   26.9      (6.0)   20.9   44.2   3.7        1.3     24.7     0.4(1)   13.8
  Geoenvironmental..
  Technologies /
  Futureco Env.
  (Going Private
  Transaction)           0.5         5.7        21.1          1.1



 Harding Lawson..          June 5, 2000   58.7     (17.1)   41.6  111.8   6.3        1.5     42.2    41.5      42.6
  Associates /
  Mactec,
  Inc.
 Harding Lawson..        0.4         6.6        38.0          1.4
  Associates /
  Mactec,
  Inc.

 Emcon / The IT           June 14, 1999   56.3      12.3    68.6  130.3   7.6        1.2     42.1    33.3      86.2(1)
  Group..........
 Emcon / The IT          0.5         9.0        45.8          1.3
  Group..........

 Dames & Moore,            June 9, 1999  297.5     286.7   584.2  639.3  73.0(2)     2.5    (26.5)   33.3      48.8
  Inc. /.........
  URS Corp
 Dames & Moore,          0.9         8.0       116.8(1)       NEG
  Inc. /.........
  URS Corp

 High.................................................................................               41.5%     86.2%
 Mean.................................................................................               30.7      29.6
 Median...............................................................................               33.3      28.2
 Low..................................................................................                0.4      13.1
 High....................0.9x........9.0x......116.8x.........1.4x.........................................
 Mean....................0.5.........7.5........28.3..........1.2..................................
 Median..................0.5.........8.0........29.6..........1.2..................................
 Low.....................0.4.........5.7.........8.3..........1.0.................................

 EA Engineering,
  Science, and
  Technology, Inc...                 NA $  9.3(3) $1.2(4) $ 10.5 $ 34.0 $ 0.1     $ (0.4)  $  7.1    44.1%     42.9%
 EA Engineering,
  Science, and
  Technology, Inc...     0.3x      123.4x        NEGx         1.3x

------
Source: Company filings, Bloomberg, Commscan M&A Desk

Net Debt = Funded Debt-Cash
(1)  Excluded from mean and median calculations.
(2)  Before non-recurring restructuring charge.
(3)  Purchase price of $1.60. Shares outstanding estimated at 5,842,652.
(4)  Includes life insurance cash value.

Discounted Cash Flow Analysis

                          DISCOUNTED CASH FLOW ANALYSIS

                                  ($ thousands)

A. Projected Cash Flow(1)

                                                Ending August 31
                                      ---------------------------------------
                                       Year 1    Year 2    Year 3    Year 4
                                        2002      2003      2004      2005
                                      --------  --------  --------  ---------
   EBIT........................       $1,143.0  $1,615.0  $2,235.0  $ 2,906.0
   Less: Cash Taxes............ 40.0%    457.2     646.0     894.0    1,162.4
                                      --------  --------  --------  ---------
     After Tax Operating
      Profit...................          685.8     969.0   1,341.0    1,743.6
   Depreciation................          575.0     600.0     625.0      650.0
   Working Capital
    Requirements...............         (225.0)   (250.0)   (275.0)    (300.0)
   Capital Expenditures........         (500.0)   (500.0)   (500.0)    (500.0)
                                      --------  --------  --------  ---------
   Unlevered Cash Flow.........          535.8     819.0   1,191.0    1,593.6
   Terminal Value..............                                      17,780.0
                                      --------  --------  --------  ---------
       Total Cash Flow.........       $  535.8  $  819.0  $1,191.0  $19,373.6
                                      ========  ========  ========  =========

B. Net Present Value Analysis

      Discount Rate..................................................      16.0%
      Post 2005 EBITDA Multiple......................................       5.0
      Enterprise Value
      ----------------
      PV of Annual Cash Flow......................................... $ 2,713.7
      PV of Terminal Value...........................................   9,819.7
                                                                      ---------
        Enterprise Value............................................. $12,533.4
                                                                      =========

      Net Equity Value
      ----------------
      Enterprise Value............................................. $12,533.4
      Cash.........................................................   2,399.1(2)
      Debt.........................................................  (3,600.8)
                                                                    ---------
        Net Equity Value........................................... $11,331.7
                                                                    =========

C. Enterprise Value Sensitivity Analysis

                                      Post 2005 EBITDA Multiple
                           ----------------------------------------------------------------------
      Discount
       Rate                  4.0x                           5.0x                           6.0x
      --------             --------                       --------                       --------
      17.0%                10,240.9                       12,138.6                       14,036.2
      16.0%                10,569.5                       12,533.4                       14,497.4
      15.0%                10,912.1                       12,945.2                       14,978.4

--------
(1) Company projections.
(2) Includes life insurance cash value.